SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2001

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.

(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414

(Registrant's telephone number)

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Audited Financial Statements

For the years ended December 31, 2001 and 2000

Contents

Independent Auditors' Report	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7

Supplemental Schedules:
Schedule of Assets Held for Investment Purposes	8
Schedule of Reportable Transactions	9

Consent of Independent Auditors:
Deloitte & Touche LLP	Exhibit 1

Schedules Omitted:
The following schedules are omitted because of the absence of conditions under which they are required:
Obligations in Default
Leases in Default

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Community Trust Bancorp, Inc.

Pikeville, Kentucky

We have audited the statement of net assets available for benefits of Community Trust Bancorp, Inc. Savings and Employee Stock Ownership (Plan) as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2001 and reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Louisville, Kentucky

June 25, 2002

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000
	2001	2000
Assets
Cash	$294,644	$94,590
Investments at fair value:
Community Trust Bancorp, Inc. common stock	19,008,336	13,124,495
U.S. Government obligations	0	52,688
Mutual funds	7,838,082	7,712,931
Common stock	0	4,249
Cash equivalents	3,004,951	3,122,463
Total assets	30,146,013	24,111,416
Accrued interest and dividends receivable	196,264	196,019
Net assets available for benefits	$30,342,277	$24,307,435

See notes to financial statements.

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$7,059,937	$(3,674,593)
Interest and dividends	1,050,037	1,023,325
Total investment income (loss)	8,109,974	(2,651,268)

Contributions-participants	1,305,373	1,291,596
Contributions-employer	1,429,058	1,398,215
Rollover - participants	18,430	0

Total additions, net	10,862,835	38,543

Deductions from net assets attributed to--
Distributions paid to participants and beneficiaries	(4,827,993)	(1,648,502)

Net increase (decrease)	6,034,842	(1,609,959)

Net assets available for benefits at beginning of year	24,307,435	25,917,394

Net assets available for benefits at end of year	$30,342,277	$24,307,435

See notes to financial statements.

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Notes to Financial Statements

For the Years Ended December 31, 2001 and 2000

1. Description of Plan

The following brief description of the Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (the "Corporation") and all participating subsidiaries, which include Community Trust Bank, N.A. and Trust Company of Kentucky, N.A. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve months of employment (or at least 1,000 hours service).

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions. For 2001 and 2000, the maximum amount of voluntary contributions is the lesser of $10,000 or 12% of the participant's compensation for the plan year. During 2001 and 2000, the Corporation made matching contributions equal to 50% of the first 8% of each participant's deferred compensation contributions for the plan year, up to a total of 4% of such participant's compensation. Each participating subsidiary may, at the discretion of each Board of Directors, contribute an additional percentage of covered employees' gross wages. No additional contributions were made in 2001 or 2000.

In addition, each year the Corporation will contribute to the Plan an amount no less than 3% of the compensation of each participant. These contributions are non-participant directed and are made directly to the Trust Fund each bi-weekly payroll period (see Note 3). During 2001 and 2000, the contribution percentage was 4%.

Participants' Accounts

Each participant's account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution. Earnings or losses on the investments are allocated in proportion to the participant's interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of Community Trust Bancorp, Inc. common stock allocated to his or her account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised. The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant. The trustee votes shares for which a participant has given no instructions.

Vesting

Vesting of an employee's interest is 100% in cases of normal retirement at age sixty-five, death or total disability. If a participant's employment ceases for any other reason, the full value of his account is payable to him if he has completed five or more years of service. A participant who has completed less than five years of service is entitled to the full value of his account less the value of the employer contributions. Forfeited employer contributions are redistributed to active participants.

Payment of Benefits

Generally, a participant's account balance will be distributed to the participant or his beneficiary in a single lump sum.

Concentration of Credit Risk

Plan assets are invested in various financial instruments that contain some degree of credit risk. The Plan does not maintain collateral or other security to support these investments.

2. Summary of Significant Accounting Policies

Basis of Accounting

Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recognized on the trade date basis.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period. Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

3. Investments

All amounts contributed to the Plan are held by the trustee, Trust Company of Kentucky, and are invested in five separate investment funds as described below.

Participant Directed Funds

Stock Fund: The fund consists primarily of Community Trust Bancorp, Inc. common stock.

Federated ARM Fund: The fund is primarily invested in a bond mutual fund.

Equity Fund: The fund is primarily invested in equity mutual funds.

Money Market Fund: The fund is primarily invested in short-term interest bearing money market accounts.

Each participant must allocate the contributions made on their behalf and the balances in their account among the foregoing funds in increments of 10%. In the absence of an allocation, all of a participant's contributions will be invested in the Money Market Fund.

Non-Participant Directed Fund

Trust Fund: The fund consists primarily of Community Trust Bancorp, Inc. common stock.

The fair value of individual investments that represent 5 percent or more of the Plan's net assets are as follows as of December 31, 2001 and 2000:

	2001	2000
	Fair Value	Fair Value
Community Trust Bancorp, Inc. common stock, 800,351 (2001) and 882,319 (2000) shares	$19,008,336	$13,124,495

Financial Square Governmental Fund, 3,004,510 (2001) and 3,122,463 (2000) shares	$3,004,510	$3,122,463

Vanguard Instl Index Fund, 54,909 units	$5,759,428	$0

Vanguard Bond Index Fund, 204,995 (2001) and 150,604 (2000) units	$2,078,654	$1,500,000

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7, 059,937, as follows:

Community Trust Bancorp, Inc. common stock	$7,866,801
U.S. Government obligations	94
Mutual funds	(762,158)
Common stock	(44,800)
Total	$7,059,937

4. Income Tax Status

The Internal Revenue Service ruled on April 4, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the Internal Revenue Service ruling. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Immaterial professional fees for the audit of the Plan are paid by the Corporation.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2001	2000
Community Trust Bancorp, Inc. common stock	$19,008,336	$13,124,495

7. Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $244,355 and $3,631,433 at December 31, 2001 and 2000, respectively.

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Schedule of Assets Held for Investment Purposes

December 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares	Current Value

Mutual Funds
Vanguard Instl Index Fd Sh Ben Int	Equity Mutual Fund, 54,909 units	$5,759,428

Vanguard Bond Index Fund #84	Bond Mutual Fund, 204,995 units	2,078,654
		7,838,082
Cash Equivalents
Financial Square Government Fund	Money Market Fund, 3,004,510 shares	3,004,510

Sei Daily Income Govt II Fund #33	Money Market Fund, 440 shares	441
		3,004,951
Common Stocks
Community Trust Bancorp, Inc. *	Common Stock, 800,351 shares	19,008,336

Total assets held for investment purposes		$29,851,369

* Indicates a party-in-interest to the plan.

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Schedule of Reportable Transactions

Year ended December 31, 2001

Identity of Party Involved	Description of Asset Including Interest Rate and Maturity in Case of a Loan	Purchases		Sales
		Number of Transactions	Dollar Value of Purchase	Number of Transactions	Dollar Value of Sales	Net Gain (Loss)

Series of Transactions in excess of 5%

* Community Trust Bancorp, Inc.	Common Stock	42	$1,484,090.55	5	$467,596.93	(356)

* Indicates a party-in-interest to the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

By:

Date: June 28, 2002	/s/ Jean R. Hale
Jean R. Hale
Vice Chairman, President and
Chief Executive Officer

/s/ Kevin Stumbo
Kevin Stumbo
Executive Vice President
Controller

/s/ Kenneth R. Earley
Kenneth R. Earley
Senior Vice President
Director of Human Resources

Exhibit 1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-74217 of Community Trust Bancorp, Inc. on Form S-8 of our report dated June 25, 2002 on the financial statements of Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan in the Annual Report on Form 11-K of Community Trust Bancorp, Inc. for the year ended December 31, 2001.

/s/Deloitte & Touche

Louisville, Kentucky

June 25, 2002